EXHIBIT 1


FOR IMMEDIATE RELEASE

Craig M. Hammett - Senior Vice President, Chief Financial Officer
(402) 341-4500


      CalEnergy Closes Kiewit Energy Project Joint Venture
                Acquisition and Stock Repurchase


     OMAHA, NE, January 5, 1998: CalEnergy Company, Inc. (the "Company") (NYSE, PCX and LSE Symbol: CE) announced today that on Friday, January 2, 1998 it completed the previously announced acquisition of all of the interests of Kiewit Diversified Group Inc. ("KDG") in the various international power generation projects and the 30% interest in Northern Electric plc (a regional electric distribution and supply company with over 1.5 million customers in the U.K.) which are jointly owned with the Company and managed by the Company, as well as the repurchase of all of KDG's outstanding ownership interests in the Company's Common Stock (20,231,065 shares).

     The Company, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 20 generating facilities and also supplies and distributes electricity to 1.5 million customers.



                        www.calenergy.com

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